UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sprinklr, Inc.

(Name of Issuer)

Class A common stock, par value $0.00003 per share

(Title of Class of Securities)

85208T107

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Sixth Street Partners Management Company, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 5,985,099 shares (1)
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 5,985,099 shares (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,985,099 shares (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 3.9% (2)
12	Type of Reporting Person (See Instructions) PN

(1)	The Reporting Persons (as defined below) may be deemed to beneficially own shares of Class A common stock, par value $0.00003 per share (the “Class A Common Stock”) of the Issuer.
(2)

Based on 151,605,805 shares of Class A Common Stock outstanding as of November 30, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on December 6, 2023.

1	Names of Reporting Persons. Alan Waxman
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 6,300,104 shares (3)
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 6,300,104 shares (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,300,104 shares (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 4.2% (4)
12	Type of Reporting Person (See Instructions) IN, HC

(3)	The Reporting Persons (as defined below) may be deemed to beneficially own shares of Class A common stock, par value $0.00003 per share (the “Class A Common Stock”) of the Issuer.
(4)

Based on 151,605,805 shares of Class A Common Stock outstanding as of November 30, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on December 6, 2023.

Item 1.

(a)	Name of Issuer

Sprinklr, Inc.

(b)	Address of Issuer’s Principal Executive Offices

29 West 35th Street, New York, NY 10001

Item 2.

Item 2(a)	Name of Person Filing

This Schedule 13G is being filed jointly by Sixth Street Partners Management Company, L.P., a Delaware limited partnership (“Management Company”), and Alan Waxman (each a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

Management Company ultimately indirectly controls (1) Sixth Street Opportunities GenPar IV, L.P., a Delaware limited partnership, which is the manager of Palette IV Holdings, LLC, a Delaware limited liability company; and (2) Sixth Street Capital Solutions GenPar, L.P., a Delaware limited partnership, which is the manager of TCS Finance (A), LLC, a Delaware limited liability company, and TCS Finance 1, LLC, a Delaware limited liability company. Each of (i) Palette IV Holdings, LLC, (ii) TCS Finance (A), LLC, and (iii) TCS Finance 1, LLC own Palette Investments, LLC, a Delaware limited liability company, which directly holds 5,985,099 shares of the Issuer’s Class A Common Stock.

Mr. Waxman is the CEO and Managing Partner of TSSP Holdco Management, LLC, a Delaware limited liability company (“TSSP Holdco Management”). TSSP Holdco Management is managed by a board of directors, which is currently comprised of Mr. Waxman. TSSP Holdco Management manages Sixth Street Specialty Lending Advisers Holdings, LLC, a Delaware limited liability company (“Adviser Holdings”). The business and affairs of Sixth Street Specialty Lending Advisers, LLC, a Delaware limited liability company (“Adviser”), are managed by Adviser Holdings, the sole member of Adviser. Sixth Street Specialty Lending, Inc., a Delaware corporation (“SLX”), is managed by Adviser. SLX directly holds 315,005 shares of the Issuer’s Class A Common Stock.

Because (i) of the relationship between Mr. Waxman and Palette Investments, LLC, Mr. Waxman may be deemed to beneficially own the shares of the Issuer’s Class A Common Stock owned by Palette Investments, LLC; and (ii) Mr. Waxman is a member of the board of directors of TSSP Holdco Management, he may be deemed to beneficially own the shares of Class A Common Stock owned by SLX. Management Company is managed by its general partner, whose managing member is Mr. Waxman. Because of Management Company’s relationship with Palette Investments, LLC, Management Company may be deemed to beneficially own the shares of Class A Common Stock owned by Palette Investments, LLC. Each of Management Company and Mr. Waxman disclaims beneficial ownership of the shares of Class A Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 2(b)	Address of Principal Business Office or, if none, Residence

The principal business address of Sixth Street Partners Management Company, L.P. is c/o Sixth Street Partners, LLC, 2100 McKinney Avenue, Suite 1500, Dallas, Texas 75201.

The principal business address of Alan Waxman is c/o Sixth Street Partners, LLC, 1 Letterman Drive, Building B, Suite B6-100, San Francisco, CA 94129.

Item 2(c)	Citizenship

Sixth Street Partners Management Company, L.P. is a limited partnership organized under the laws of the State of Delaware.

Alan Waxman is a United States citizen.

Item 2(d)	Title of Class of Securities

Class A common stock, par value $0.00003 per share (“Class A Common Stock”)

Item 2(e)	CUSIP Number

85208T107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a) Amount Beneficially Owned

Calculation of the percentage of Class A Common Stock beneficially owned is based on 151,605,805 shares of Class A Common Stock outstanding as of November 30, 2023, as reported in the Issuer’s Form 10-Q filed with the Commission on December 6, 2023.

Each of the Reporting Persons may be deemed to be the beneficial owner of the Class A Common Stock listed on such Reporting Person’s cover page. As of December 31, 2023, Palette Investments, LLC directly holds 5,985,099 shares of Class A Common Stock and SLX directly holds 315,005 shares of Class A Common Stock.

(b) Percent of Class

The information set forth in Row 11 on the cover page for each of Sixth Street Partners Management Company, L.P. and Alan Waxman is hereby incorporated by reference into this Item 4(b) for each such person.

(c) Number of shares as to which such person has:

The information set forth in Rows 5 through 8 on the cover page for each of Sixth Street Partners Management Company, L.P. and Alan Waxman is hereby incorporated by reference into this Item 4(c) for each such person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024

Sixth Street Partners Management Company, L.P.

By:	/s/ Joshua Peck
	Name:	Joshua Peck
	Title:	Authorized Signatory of the GP of Sixth Street Partners Management Company, L.P.

Alan Waxman

By:	/s/ Joshua Peck (5)
	Name:	Joshua Peck
	Title:	Joshua Peck, on behalf of Alan Waxman

(5) Joshua Peck is signing on behalf of Mr. Waxman pursuant to an authorization and designation letter dated June 15, 2023, filed herewith.

EXHIBIT INDEX

Exhibit Number	Title

2.	Authorization and Designation Letter, dated June 15, 2023, by Alan Waxman (filed herewith).